Equity Purchase Agreement

This Equity Purchase Agreement (hereinafter the “Agreement”) is signed by the following parties in Shenzhen on Jan. 9, 2008.

Party A: Deli Solar Technology Development Co., Ltd.
Address: Building 3 No. 28, Feng Tai North Road, Beijing China, 100071
Legal representative: Du Deli

Party B: Shenzhen Pengsangpu Solar Industrial Products Corporation (hereinafter referred as Shenzhen Pengsangpu Corporation)
Shareholders of Party B (the “Shareholders”) listed as follows:
Qiu Renzheng
ID No.: 441426580819003
Address: Room 501, Building 43, Fengherili Garden, Longhua Town, Bao’an District, Shenzhen City, Guangdong Province
Luobin
ID No.: 650300196604100016
Address: Room 504, Building 3, 298 Gongbeiqianhe East Rd, Xiangzhou District, Zhuhai City, Guangdong Province
Chen Hanwen
ID No.: 441426104060039
Address: Room 304, Building 22, Fengherili Garden, Longhua Town, Bao’an District, Shenzhen City, Guangdong Province

Whereas:
1.	Shenzhen Pengsangpu Corporation is a corporation, legally operating under the laws of People’s Republic of China (“PRC”). And Party B legally holds its [100%] stocks;
2.
Party A is a sole subsidiary of China Solar & Clean Energy Solutions, Inc. in China, which is a foreign-owned enterprise duly incorporated under the laws of PRC. China Solar & Clean Energy Solutions, Inc. (hereinafter referred as the “Listed Company”) is a listed company on OTCBB Stock Exchange of America NASDQ, under the stock symbol of DLSL.OB.

3.
Shenzhen Pengsangpu Corporation will directly transfer its 100% equity interest (hereinafter referred as the “Equity Interest Transfer”) to the Listed Company according to both parties’ consent. However, the Equity Interest Transfer will have to go through complicated procedures for investigations and approvals of relevant Chinese government departments, because the Listed Company is an alien enterprise. Both parties agree that the Listed Company will carry on the Equity Interest Transfer in the name of its wholly owned subsidiary (Party A) in order to avoid above procedures for investigations and approvals;
Therefore, under the principle of equity, justice and good faith, both parties reach the following agreement through friendly negotiation, and will jointly observe and fulfill it:

Article I: Equity Interest Transfer
A.	Equity Interest Transfer and its consideration
1.	Party B shall transfer its 100% equity interest of Shenzhen Pengsangpu Corporation based on the assets audited on December 31, 2007 to Party A according to the following terms and conditions.
2.
Party B shall transfer its 100% equity interest of Shenzhen Pengsangpu Corporation to Party A, and Party A agrees to pay in cash for 100% of the net assets. After the above payment, Party A will hold 100% equity interest of Shenzhen Pengsangpu Corporation. Party A shall pay to Party B the consideration of the Equity Interest Transfer by the following ways: Party A shall pay in cash for 100% of its net asset value after both parties finish auditing on Shenzhen Pengsangpu Corporation. While the Listed Company pays the purchase price to Party B, it is regarded as Party A has fulfilled the obligation of paying 100% of the Equity Transfer consideration of Shenzhen Pengsangpu Corporation to Party B. Above-mentioned purchase price will be directly remitted to the account of Shenzhen Pengsangpu Corporation, and will be transferred to Party B by installments as the Shareholders’ loan to Party A, after Article III of this Agreement is accomplished.

4.	After the final agreement is signed and comes into force, the Listed Company shall deposit the cash payment to the appointed account of Party B within three months after the date of this Agreement.

B.	Procedures of Equity Interest Transfer
The Equity Interest Transfer shall be carried on according to the terms and conditions as follows:
1.	Both Parties shall sign this Agreement.
2.
Shenzhen Pengsangpu Corporation agrees that Party A’s parent company (the listed company) entrusts the following agents (including financial advisers, accountants and attorneys) to carry on due diligence investigations and audit in finance and law of Shenzhen Pengsangpu Corporation, and the auditor’s fees shall be paid by Shenzhen Pengsangpu Corporation.

3.
After the due diligence investigation meets the Listed Company’s requirements, (which is preliminary to the Equity Interest Transfer), both parties shall sign and execute the “Complementary Equity Interest Transfer Agreement”.

4.	This Agreement shall be submitted to the board of directors of the Listed Company for approval.
5.	While Party A pays the consideration of the Equity Interest Transfer to Shenzhen Pengsangpu Corporation, both parties shall complete the registration of changes of the Equity Interest Transfer.

Article II. Organizational Structure of Shenzhen Pengsangpu Corporation
1.	After the Equity Interest Transfer, Party A’s other stockholders shall have the right to attend the shareholders’ meetings of Shenzhen Pengsangpu Corporation.
2.
The board of directors of Shenzhen Pengsangpu Corporation will be composed by five directors after the Equity Interest Transfer and the consideration payment are achieved. Party A shall have the right to designate three directors, and Party B shall have the right to designate two directors. Party A shall also have the right to designate the Chairman of the board of directors of Shenzhen Pengsangpu Corporation.

3.
Both Parties agree that Shenzhen Pengsangpu Corporation shall not set up a board of supervisors, and shall only designate two supervisors by both Parties respectively, after achieving the Equity Interest Transfer and the consideration payment.

4.
Both Parties consent that Party B shall have the right to designate a CEO for the new Shenzhen Pengsangpu Corporation after achieving the Equity Interest Transfer and consideration payment. Vice presidents shall also be designated by Party B, one of which shall be designated by Party A. The CEO, CFO and the vice presidents are all responsible for board of directors of Shenzhen Pengsangpu Corporation.

5.
Both Parties consent to implementing the budget management system based on the satisfaction of Article III after achieving the Equity Interest Transfer and consideration payment. Party A shall not directly participate in the daily operations of the new Shenzhen Pengsangpu upon satisfaction of Article III.

Article III. Representation and Warranties
1.	Party A makes the following representations and warranties to Party B:
(1)
Party A and its parent company, the Listed Company, are legitimately existing entities. No violation of existing laws or disqualification of the above entities have or reasonably be expected to result in the failure of Equity Interest Transfer.

(2)	Party A and the Listed Company, will fulfill the obligations to pay the consideration of Equity Interest Transfer and to issue the stocks to Party B according to the Agreement.
2.	Party B makes the following representations and warranties to Party A:
(1)	For purposes of achieving the Equity Interest Transfer, all data and information provided and disclosed to Party A by Party B is true, accurate and intact, without any omission, concealment, falsity or misleading information. All copies will be in accordance with the originals.
(2)	Party B will transfer its equity interest of Shenzhen Pengsangpu Corporation according to this Agreement, while it is allowed to gain the consideration of such equity interest according to this agreement.

(3)	Up to the date when this Agreement is signed, Shenzhen Pengsangpu Corporation duly runs its business, without any violation of the laws or any conduct that may result in the government investigations.
(4)	Upon the examination and approval of Party A’s parent company over the Agreement, Party B will actively cooperate with Party A to make due diligence investigation, and will provide Party A corresponding data concerning Shenzhen Pengsangpu Corporation according to the requirements of due diligence investigation.
(5)	The Complementary Agreement attached for the commitment of outstanding achievements is incorporated and referenced herein, which bears the equal force and validity of this Agreement.

Article IV. Validity of the Agreement
This Agreement will come into force after being signed and sealed by Party A’s legal or authorized representative and Party B or its authorized representative.

Article V. Liabilities for breach of agreement
After this Agreement comes into force, both parties should fulfill respective obligations covered in this Agreement; any party will bear corresponding liabilities for breach of the agreement if it does not fulfill or not completely fulfill its obligations covered in this Agreement, and compensates for the losses brought for the opposing party for this reason. Both parties agree that the liquidated damages are RBM_________________ ten thousand, and that any party should pay the opposing party the liquidated damages to its breach of this agreement.

Article VI, Supplementary articles
1.
After this Agreement is signed, if both parties sign the complementary agreements for the matters concerned concerning the Equity Interest Transfer, then they are effective parts of this Agreement, and are valid equally. If the complementary agreement is inconsistent with this Agreement, the complementary agreement is dominant. If there are multiple complementary agreements, the latest complementary agreement will govern.

2.
Both parties agree and urge all related personnel who know the information and data concerning this Agreement to strictly keep confidential all terms of this Agreement and all proceedings concerning this cooperation, unless otherwise stipulated definitely by laws, requested by judicial authorities or related government departments, and approved by both parties, any third party won’t be disclosed, otherwise corresponding legal liability will be borne. Both parties should keep secret timelessly, and won’t be released from the obligation because of termination of this Agreement.

3.	This Agreement is made in four copies, two of which are held by each party, and each copy should be validly effective.

Party A: Deli Solar Technology Development Company
Legal or authorized representative (signature): /s/ Du Deli

Party B:
Qiu Renzheng	/s/ Qiu Renzheng
Luo Bin	/s/ Luo Bin
Chen Hanwen	/s/ Chen Hanwen

Date: January 9, 2008